February 12, 2015

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention: John Dana Brown and Ryan Adams

Re:	Sino-Global Shipping America, Ltd.

Amendment No. 4 dated February 12, 2015 to Registration Statement on Form S-1

Dated October 3, 2014

File No. 333-199160

Dear Mr. Brown and Mr. Adams:

We are writing this letter on behalf of our client and the issuer Sino-Global Shipping America, Ltd. (the “Issuer”), responding to the comment letter (the “Comment Letter”) of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated February 6, 2015 with respect to Amendment No. 3 to the Registration Statement on Form S-1 (the “Registration Statement”) filed by the Issuer with the Commission on January 23, 2015. For your convenience, we have reproduced the Staff’s comments in the Comment Letter below immediately preceding the Issuer’s response.

In connection herewith, we are filing Amendment No. 4 (“Amendment No. 4”) to the Registration Statement. Amendment No. 4 reflects the Issuer’s responses to the Staff’s comments set forth in the Comment Letter, as well as other changes that are intended to update, clarify and render the information complete.

  STAFF COMMENT NO. 1 SET FORTH IN ITS 2/6/2015 COMMENT LETTER TO THE ISSUER.

General

“We note that you are conducting a best efforts offering with Aegis Capital Corp. acting as your placement agent and that Aegis Capital Corp. has “agreed to use its ‘reasonable best efforts’ to arrange for the sale of the securities” and will receive a commission for its efforts. Please revise your disclosure on page 57 that Aegis “may be deemed” an underwriter within the meaning of Section 2(a)(11) of the Securities Act to state that Aegis is an underwriter.”

  ISSUER RESPONSE TO COMMENT NO. 1 OF THE STAFF SET FORTH IN THE STAFF’S 2/6/2015 COMMENT LETTER:

 The Issuer has revised the disclosure set forth in Amendment No. 3 to reflect the change requested by the Staff, which change is set forth in Amendment No. 4.

  STAFF COMMENT NO. 2 SET FORTH IN ITS 2/6/2015 COMMENT LETTER TO THE ISSUER.

Use of Proceeds, page 21

“We note that you are not required to sell a minimum amount in this offering and that you now state the proceeds will be used to acquire the Vessel. Please disclose whether you will still use the offering proceeds to purchase the Vessel if you raise substantially less than the maximum amount. If there is an approximate amount of total proceeds below which you would not use proceeds to purchase the Vessel and would instead use those proceeds for working capital and general corporate purposes please state that amount.”

  ISSUER RESPONSE TO COMMENT NO. 2 OF THE STAFF SET FORTH IN THE STAFF’S 2/6/2014 COMMENT LETTER:

The Issuer has included the information requested by the Staff to be included in Amendment No. 4 to update, clarify and render the information disclosed therein complete.

Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process. You can reach either myself or my associate Bryan Dixon directly at 212-269-1400.

Very truly yours, /s/ Gusrae Kaplan Nusbaum PLLC

cc: Lei Cao, Chief Executive Officer of Issuer